
CARDIOME® PHARMA CORP.

6190 Agronomy Road, Suite 405
Vancouver, B.C.
V6T 1Z3

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS

Cardiome to conduct conference call and webcast today, November 6, at 8:00 a.m. Eastern (5:00 a.m. Pacific)

Vancouver, Canada, November 6, 2013 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the third quarter and nine months ended September 30, 2013. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States (U.S. GAAP). All share and per share amounts reflect the one-for-five share consolidation that occurred on April 12, 2013.

Summary Financial Results

Cardiome reported a net loss of $3.6 million ($0.29 per common share) for the three months ended September 30, 2013 (Q3-2013), compared to a net loss of $13.4 million ($1.10 per common share) for the three months ended September 30, 2012 (Q3-2012).

Revenue for Q3-2013 was $0.5 million. This is an increase of $0.4 million from $0.1 million in Q3-2012 and can be primarily attributable to the recognition of the full benefit of all BRINAVESS™ sales worldwide this quarter. Prior to Q3-2013, Cardiome benefitted from the sale of BRINAVESS in the form of royalties and promotional fees in connection with the collaboration and license agreements with Merck.

Sales of BRINAVESS dropped significantly since Merck announced the termination of the collaborative agreements with Cardiome, hitting an all-time low in Q1-2013. With the signing of the transition agreement with Merck, Cardiome's sales force began promoting BRINAVESS in Q2. Even without the ability to control discounting or the promotional message, total sales of BRINAVESS increased by 14% in Q2-2013 as compared to Q1-2013. Despite the third quarter historically being the weakest quarter for BRINAVESS sales in Europe, total sales in Q3-2013 increased by 17% compared to Q2-2013. Although Cardiome now has the ability to implement its marketing strategy with the completion of commercialization responsibility for BRINAVESS in the EU, the company does not expect to see a significant impact on sales in Q4 as it completes the transition process for regulatory product rights and product distribution responsibility for BRINAVESS. In accordance with Cardiome's plans, it expects to be fully selling in all EU markets by the start of 2014.

Selling, general and administration (SG&A) expenditures for Q3-2013 were $4.0 million compared to $2.5 million for Q3-2012. The increase in SG&A expenditures was primarily due to an increase in costs associated with Cardiome's sales and marketing efforts to support the commercialization of BRINAVESS. For the remainder of the year, as a result of its worldwide sales and marketing efforts, continuing transition activities with Merck, as well as, other related costs required to support the commercialization of BRINAVESS, Cardiome expects SG&A expenditures to increase as compared to 2012.

Research and development expenditures were insignificant for Q3-2013 as compared to $0.4 million for Q3-2012. The decrease in R&D expenditures compared to the same period in 2012, was primarily due to the restructuring initiatives in Q3-2012 which eliminated Cardiome's internal research activities.

Cardiome did not incur any restructuring costs during Q3-2013 compared to $9.0 million incurred in Q3-2012 which were primarily related to employee termination benefits associated with our 2012 workforce reduction initiatives.

Other income for Q3-2013 was $0.05 million, compared to other expense of $1.0 million for Q3-2012. The decrease in other expense in 2013 was primarily due to the elimination of interest expense from the settlement of debt owed to Merck.

Liquidity and Outstanding Share Capital

At September 30, 2013, the company had cash and cash equivalents of $17.3 million. Cardiome believes its cash position and expected future cash inflows from the sale of BRINAVESS will be sufficient to finance its operational and capital needs for at least 18 months. However, future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with commercialization efforts, clinical trials, and strategic opportunities.

As of November 5, 2013, Cardiome had 12,470,335 common shares issued and outstanding and 1,102,709 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $7.83 per share.

Corporate Update

During Q3-2013, Cardiome partnered with AOP Orphan Pharmaceutical AG ("AOP Orphan") to commercialize BRINAVESS in select European markets where Cardiome does not currently operate, including Austria. It is expected that AOP Orphan will support Cardiome in obtaining product registrations required for the marketing and sale of BRINAVESS in those markets where this is required and will actively call on customers to promote the product. Cardiome also entered into commercialization agreements with Tzamal Medical Ltd. and LifePharma (Z.A.M.) Ltd. to sell and distribute BRINAVESS in Israel and Cyprus, respectively. Subsequent to the end of Q3-2013, Cardiome announced that it partnered with Biospifar S.A. and Algorithm S.A.L. to sell and distribute BRINAVESS in Colombia and certain Middle Eastern and North African countries, respectively.

Cardiome also announced in Q3-2013, the approval of BRINAVESS in Turkey by the Turkish Ministry of Health and in South Africa by the Medicines Control Council.

On September 16, 2013, Cardiome announced the completion of the transfer from Merck to Cardiome of commercialization responsibility for BRINAVESS in the EU and the transfer of responsibility to complete the post-marketing study for BRINAVESS. Cardiome is now supplying BRINAVESS under its own trade dress in the EU.

The transition to Cardiome of Merck's rights and responsibilities under the collaboration and license agreements is a multi-step process and transition activities are ongoing. Cardiome expects these activities to continue throughout the remainder of 2013 and potentially into early 2014.

Conference Call

Cardiome will hold a teleconference and webcast on Wednesday, November 6, 2013 at 8:00 a.m. Eastern (5:00 a.m. Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 22279968. The webcast can be accessed through Cardiome's website at www.cardiome.com. Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through December 4, 2013. Please dial 416-764-8677 or 888-390-0541 and enter code 279968 to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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